Stephen C. Koval 212.836.8019 skoval@kayescholer.com
425 Park Avenue New York, New York 10022-3598 212.836.8000 Fax 212.836.6419 www.kayescholer.com

November 14, 2011

BY EDGAR AND BY HAND

Ms. Amanda Ravitz

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street

Washington D.C., 20549

Re:	PhotoMedex, Inc.
Registration Statement on Form S-4
Amended November 2, 2011
File No. 333-176295

Form 10-K for the Fiscal Year ended December 31, 2010
Filed March 31, 2011
File No. 000-11635

Dear Ms. Ravitz:

This letter is submitted on behalf of our client, PhotoMedex, Inc. (the “Company”) in response to comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter dated November 9, 2011 (the “Comment Letter”) to Dennis McGrath, the Company’s Chief Executive Officer and President, with respect to the Company’s Amendment No. 2 to the joint proxy statement/prospectus on Form S-4 filed with the Commission on November 2, 2011 (File No. 333-176295) (“Amendment No. 2”) and the Company’s annual report on Form 10-K filed with the Commission on March 31, 2011 (File No. 000-11635) (the “Annual Report”).

The Company has filed today with the Commission Amendment No. 3 to the Amended Joint Proxy Statement/Prospectus on Form S-4 (“Amended Joint Proxy Statement/Prospectus”). The Amended Joint Proxy Statement/Prospectus includes revisions, where applicable, intended to address the Commission’s comments set forth below. The information in these responses was provided to us by the Company and Radiancy, Inc. (“Radiancy”).

November 14, 2011

Enclosed with a copy of this letter being sent by hand to you are four copies of the Amended Joint Proxy Statement/Prospectus, marked to show changes from Amendment No. 2 filed on November 2, 2011.

The text of each comment contained in the Comment Letter is set forth in italics below, immediately followed by the Company’s corresponding response.

Prospectus Cover

1.	Please revise the first paragraph to also disclose the 80/20 split that is described on page 11.

Response: In response to the Staff’s comment, the Company has revised the Amended Joint Proxy Statement/Prospectus. Please see the cover page of the Amended Joint Proxy Statement/Prospectus.

Interests of Radiancy Directors...., page 12

2.	Please revise to include or summarize the table located on page 84 and also describe the annual compensation and bonus payments owed to Dr. Rafaeli pursuant to his employment agreement. Please also revise the next section to include or summarize the table on page 88.

Response: In response to the Staff’s comment, the Company has revised the Amended Joint Proxy Statement/Prospectus. Please see pages 12-15 of the Amended Joint Proxy Statement/Prospectus.

Perseus Repurchase Transaction, page 18

3.	We note your disclosure on page 232 indicating that Perseus beneficially owns 1,664,952 common shares. Please revise to disclose the consideration necessary to repurchase the rights from Perseus on a per share basis for each of the aggregate amounts listed.

Response: In response to the Staff’s comment, the Company has revised the Amended Joint Proxy Statement/Prospectus. Please see page 20 of the Amended Joint Proxy Statement/Prospectus.

Background of the Merger, page 59

4.	We reissue prior comment 7 because you have not revised your disclosure on page 62 to explain which payments were excluded and which ones were not.

Response: The Company respectfully submits that the requested disclosure was included on page 66 of Amendment No. 2. In response to the Staff’s comment, the Company has revised the Amended Joint Proxy Statement/Prospectus to also include this disclosure on page 64. Please see page 64 of the Amended Joint Proxy Statement/Prospectus. If the Staff is requesting disclosure of information other than what is reflected on these pages, the Company respectfully requests clarification on what information is being sought.

November 14, 2011

Events Following Execution of the Original Merger Agreement, page 65

5.	Please revise your disclosure at the top of page 66 to disclose what, if any, indemnity terms are contained in the amended merger agreement. Please also revise the first full paragraph on page 66 to explain in greater detail the “more efficient tax structure” that you reference.

Response: In response to the Staff’s comment, the Company has revised the Amended Joint Proxy Statement/Prospectus. Please see page 68 of the Amended Joint Proxy Statement/Prospectus.

Summary, page 79

6.	Please revise to disclose here and on page 11 that the fairness opinion speaks to the terms of the July 4, 2011 merger agreement but does not cover the October 31, 2011 amendment. Please also revise your disclosure on page 67-68 to explain why PhotoMedex’s board recommends approval of the merger in light of the fact that the fairness opinion does not address the terms of the amended agreement.

Response: In response to the Staff’s comment, the Company has revised the Amended Joint Proxy Statement/Prospectus. Please see pages 11-12 and 68 of the Amended Joint Proxy Statement/Prospectus.

Golden Parachute Compensation, page 88

7.	We note your revised disclosure in response to prior comment 10. Please revise the table on page 88 to disclose the value of the restricted shares, options, and warrants that you reference on page 89, or advise. In light of your disclosure on page 55 concerning the concurrency of Radiancy’s approval of the merger agreement and its awards to Mr. Rafaeli, please also revise the table on page 84 to include the value of the share award and tax gross-up, or advise. Please also revise the “Background of the Merger” section to disclose the reasons for this compensation and discuss, as applicable, any negotiations between the parties on this matter.

Response: In response to the Staff’s comment, the Company has revised the Amended Joint Proxy Statement/Prospectus. Please see pages 67 and 91 of the Amended Joint Proxy Statement/Prospectus. The value of the share award and tax gross-up to Dr. Rafaeli is not included in the Change of Control Payment table for Radiancy because the award was made to Dr. Rafaeli, not in connection with the merger, but rather as a result of his performance as Chief Executive Officer of Radiancy, and leading Radiancy to record revenues and profits in 2010. Neither the decision to make the award or the actual payment of the award was contingent upon, triggered by or in any way related to the merger.

Security Ownership..., page 231

8.	We refer to prior comment 38 from our September 8, 2011 comment letter. Please revise to disclose the information required by Regulation S-K, Item 403 with respect to Radiancy. Also, please tell us why Shlomo Ben-Haim, Eastnet Investment Limited and Antinori, Ltd. are not identified on page 232 as 5% holders of the post-merger company given the holdings referenced in response to prior comment 1.

November 14, 2011

Response: In response to the Staff’s comment, the Company has revised the Amended Joint Proxy Statement/Prospectus. Please see pages 235 and 238 of the Amended Joint Proxy Statement/Prospectus.

Consolidated Statements of Cash Flows, page F-34

9.	We note from your response to prior comment 22 that the costs of constructing the laser units is accumulated through your inventory tracking system and that the unit cost is reflected as property and equipment when the unit is completed and deployed into service. We also note that you reflect the completed unit cost as a use of cash in investing activities for lasers placed in service. Since any transfers between inventory and property and equipment would appear to be non-cash transfers that should be disclosed but not reflected as uses of cash within your statements of cash flows, please explain why you believe your current presentation is appropriate. Refer to ASC 230-10-50-3.

Response: The costs of constructing the laser units are accumulated through our inventory tracking system, as the Company does not have a property and equipment tracking system that would allow it to capture the costs associated with building the laser units.

There is no transfer between inventory and property and equipment as the completed laser units are moved directly from manufacturing to property and equipment within the manufacturing cycle. These laser units are constructed for the purpose of being placed in property and equipment. Had such lasers been purchased from a third party for use as property and equipment, that transaction would be recorded in a similar manner. Based on this fact pattern, we believe the current presentation to be appropriate.

10.	Further, please revise to present your investing cash flows on a gross basis, consistent with ASC 230-10-45-7, or tell us why the net presentation is appropriate (see ASC 230-10-45-8).

Response: In response to the Staff’s comment, the Company has revised the presentation of the investing cash flows to a gross basis for the lasers placed in service. Please see pages F-6 and F-34 of the Amended Joint Proxy Statement/Prospectus.

11.	Further, please tell us why you continue to reflect lasers that are removed from service to be refurbished and sold as property and equipment. Discuss whether you continue to depreciate this equipment after it is removed from service. Explain why these units are not re-classified into inventory. Discuss how you account for the refurbishment costs. Explain further why cash flows relating to the sale of these units to customer are properly reflected as cash flows from investing activities since it appears that the transactions are reflected as revenues and costs of revenues within your statements of operations. Refer to ASC 230-10-45-22.

Response: We reflect lasers that are removed from service to be refurbished and sold as property and equipment, as these lasers will either be re-deployed to new fee-per-use customers, or they may ultimately be sold. As noted in ASC 230-10-45-22, the acquisition and sale of equipment to be used by the entity or rented to others generally are investing activities unless the equipment is rented for a short period of time and then sold and, in such a case, the activities would be considered operating activities. We intend to re-deploy all lasers previously removed up to the point that a laser sale actually occurs and therefore, the units are not re-classified into inventory. Our lasers are deployed for longer periods of time and therefore the related cash flows are classified as investing activities.

Consistent with our intention, the units maintained in property and equipment continue to be depreciated when they are removed from service. The period of time until which the laser is re-deployed or sold is typically short in duration. The refurbishment costs are capitalized into the cost basis of the unit.

The sale of the unit is classified as revenue and cost of sales as the laser unit was previously a revenue-generating piece of equipment within our fee-per-use revenue stream. The Company, in its other lines of business, sells similar laser units to customers generating revenue. Based on this fact pattern, the ultimate sale of the laser units classified as property and equipment is properly recorded as revenue and cost of sales.

Note 11. Convertible Debt, page F-52

12.	Further to your response to prior comment 25 with respect to your analysis of whether the stock is readily convertible into cash, please tell us whether the note may be converted in increments. If it can, then please tell us your analysis of whether those increments are considered readily convertible to cash. Refer to ASC 815-10-55-99 through 55-110.

Response: The Investor may at any time prior to the maturity date of the note convert up to the entire amount outstanding under the note into shares of common stock of the Company. The underlying common shares into which such note is convertible are unregistered and contain registration rights.

According to the registration rights agreement, the Investor may request registration for an amount equal to or greater than $2,000,000. On the hypothetical date of the transaction, the Company’s common stock was trading at $12.60 per share. In order to surpass the $2,000,000 threshold the number of shares to be registered would have been 158,730 ($2,000,000/$12.60). As noted in our previous response, the Company’s average daily volume of shares traded was approximately 2,300. This number of shares would far exceed the average daily volume of the Company’s stock and would represent an unusually large block of stock and thus the market would be unable to absorb the quantity without impacting the overall price of the stock. We therefore continue to believe that the convertible debt is not readily convertible into cash.

November 14, 2011

Radiancy, Inc. Consolidated Financial Statements

Note 9. Stockholders’ Equity

Convertible Preferred Stock, page F-94

13.	Further to your response to prior comment 10, please explain in more detail why the company determined that they are in control of the deemed liquidation events. Discuss your consideration of the laws of the state in which you are incorporated and the extent to which they impact your conclusion. Without limitation, please tell us whether a liquidation, dissolution or winding up in the context of an involuntary bankruptcy proceeding would constitute a “deemed liquidation event.”

Response: As specified in the Radiancy Certificate of Designation, Preferences and Other Rights of the Series A Convertible Preferred Stock the following events are deemed to be liquidation events that entitle the holders of the Series A Convertible Preferred Stock to the Series A Liquidation Preference Amount ($5.00 per share of Series A Preferred less any dividends declared and paid to such holder prior to such event):

•

Event A - a merger or consolidation of Radiancy into or with any other corporation, in which merger or consolidation the stockholders of Radiancy receive cash or other securities in exchange for their stock (other than a merger or consolidation effected for the purpose of an internal reorganization of Radiancy with one or more affiliates of Radiancy that does not involve any direct or indirect change of control of Radiancy to any third party);

•

Event B - a merger or consolidation of any other corporation into or with Radiancy in which merger or consolidation the stockholders of Radiancy receive cash or other securities in exchange for their stock (other than a merger or consolidation effected for the purpose of an internal reorganization of Radiancy with one or more affiliates of Radiancy that does not involve any direct or indirect change of control of Radiancy to any third party);

•	Event C - voluntary sale, transfer, lease or other disposition of all or substantially all of the assets of Radiancy.

Section 141(a) of the Delaware General Corporation Law (“DGCL”) provides that the business and affairs of every corporation organized under the DGCL shall be managed by or under the direction of a board of directors, unless otherwise provided in the certificate of incorporation. Radiancy is in a control of all the above deemed liquidation events because Section 141(a) of the DGCL and Radiancy’s Certificate of Incorporation and By-laws provide that the business and affairs of Radiancy shall be managed by or under the direction of the Board of Directors. The By-laws further provide that the Board of Directors may exercise all such powers of Radiancy and do all such lawful acts and things, subject to any limitation set forth in Radiancy’s Certificate of Incorporation or as otherwise may be provided in the DGCL.

Nevertheless, regarding event A above, pursuant to Section 6 of the Investor Agreement (“Restriction on Transactions”), prior to making any transfer of any Common Stock or Series A Convertible Preferred Stock, the transferring investor or existing stockholder shall deliver a written notice to Radiancy and the other investors and existing stockholders disclosing in reasonable detail the proposed number of shares of Common Stock or Series A Convertible Preferred Stock to be transferred.

Radiancy shall deliver to the transferor and each of the other investors and existing stockholders a written notice either consenting to such transfer or objecting to such transfer, it being understood that such consent may not be unreasonably withheld by Radiancy in the exercise in its good faith business judgment. In the event Radiancy reasonably objects to such transfer, the transferor shall be prohibited from consummating any such transfer.

As described in our previous response to the SEC staff, the “Liquidation Preference” described within the “Certificate of Designation, Preferences and Other Rights of the Series A Convertible Preferred Stock” are as follows:

Upon liquidation, dissolution, or winding up of the corporation (“liquidation events”), whether voluntary or involuntary, the holders of record of the Series A convertible preferred stock shall be entitled to receive, out of the assets of Radiancy Inc. available for distribution to its shareholders, before any distribution or payment is made with respect to the common stock or any other class of stock, an amount per share in cash equal to the stated value (US$ 5 per Series A convertible preferred share (less any dividends declared and paid on the shares of Series A convertible preferred stock prior to the date of final distribution)). Such amount was defined as “Series A Liquidation Preference Amount”.

Such liquidation events, whether initiated voluntarily or under involuntary circumstances, represent “Ordinary liquidation events” (and not “deemed liquidation events”) as defined in ASC Topic 480-10-S99-3A3(f), since all such events would involve the redemption and liquidation of all of Radiancy’s equity instruments (notwithstanding the cause of the liquidation, dissolution or winding up). In other words, besides the deemed liquidation rights described above, the payment of cash or other assets to the holders of Series A convertible preferred stock will be required only from the distribution of net assets upon the final liquidation or termination of Radiancy.

November 14, 2011

Note 12. Restatements, page F-105

14.	Further to your response to comment 32, please provide further details as to how it was determined the uncertain tax liability was not properly calculated at the time the financial statements were prepared. As part of your response, tell us how the uncertain tax liability arose from intercompany transactions, given your reported retained deficiency as of December 31, 2008.

Response: An uncertain tax liability arose as of December 31, 2008 due to an intercompany balance between the parent company, Radiancy, Inc. and its wholly-owned subsidiary, Radiancy, Ltd. The intercompany balance arose from the flux of sales of products and the provision of services by the subsidiary for the parent. As of December 31, 2008, the earnings and profits, calculated in accordance with the rules of the Internal Revenue Code, like the retained earnings calculated in accordance with generally accepted accounting principles recognized in the United States of the foreign subsidiary, was believed to be higher than the intercompany balance related to the uncertain tax liability. An error arose, not in the recognition that a tax liability might have arisen, but in the application of those rules and principles and the calculation of the potential liability and its effect on an overstated valuation allowance to the deferred tax asset. Radiancy has corrected that error based on the facts that were in existence as of December 31, 2008 and that were available at the time of the issuance of the financial statements for the period ended December 31, 2008; the error was not corrected based on later-arising facts and circumstances.

Exhibit 8.2

15.	Please tell us the meaning of the terms “controlled and managed” that are referenced in the second paragraph of the opinion.

Response: Control and management is the statutory test for determining place of residence under Israeli tax law. “Controlled and managed” is interpreted by the Israeli Tax Authority to mean the place of day-to-day management and the location in which effective decision-making takes place.

In connection with our response on behalf of the Company to the Staff’s comments, the Company has provided in Exhibit A, in writing, a statement by the Company acknowledging that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

November 14, 2011

Thank you for your assistance regarding this matter. Please contact me at (212) 836-8019 with any further comments or questions you may have.

Sincerely,

/s/ Stephen C. Koval
Stephen C. Koval

cc:	Gary Newberry
Kaitlin Tillan
Joseph McCann

EXHIBIT A

PhotoMedex, Inc.

147 Keystone Drive

Montgomeryville, PA 18936

November 14, 2011

BY EDGAR AND BY HAND

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	PhotoMedex Inc.
Registration Statement on Form S-4
Amended November 2, 2011
File No. 333-176295

Form 10-K for the Fiscal Year ended December 31, 2010
Filed March 31, 2011
File No. 000-11635

Dear Mrs. Ravitz:

In connection with Kaye Scholer LLP’s comment response letter, dated November 14, 2011 (the “Response Letter”), filed on behalf of PhotoMedex, Inc. (the “Company”) with the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as correspondence on Edgar on November 14, 2011, in response to the Staff’s letter to the Company dated November 9, 2011, the Company is hereby acknowledging that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance regarding this matter.

Very truly yours,

PhotoMedex, Inc.

/s/ Dennis McGrath
Dennis McGrath, Chief Executive Officer and President